(Excerpt translation)

FILE NO. 82-5078

June 8, 2005

NOTICE OF THE 53RD ORDINARY GENERAL MEETING
OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 53rd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Tetsuro Funai
President and Representative Director

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

1. Date and hour:

   June 23 (Thursday), 2005, 10:00 a.m.

2. Place:

   5F, Multipurpose Hall, Technology Bldg. of the Company
   7-1, Nakagaito 7-chome, Daito-shi, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 53rd business year (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 53rd business year by the account auditors and the Board of Statutory Auditors

   2. Report on the balance sheet and statement of income for the 53rd business year (from April 1, 2004 to March 31, 2005)

   3. Report on the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 53rd business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of ten Directors
Proposition No. 4:	Issuance of stock acquisition rights to parties other than shareholders on specifically favorable conditions
Proposition No. 5:	Granting of retirement gratuities to the retiring Directors and the retiring Statutory Auditors

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2004 to March 31, 2005)

I. Outline of business activities:

1. Development and results of business activities of the Group:

During the business year under review, the global economy grew steadily due to economic expansion measures in the United States and an increase in actual demand in China, the factory of the world. The economy, which showed a sign of slow deceleration due to higher oil prices and the cooling-off policy in China, again turned up steadily toward the end of the business year.

The Japanese economy temporarily entered a phase of deceleration due to inventory adjustment in the high-tech industry, among others, and a slowdown in export shipments caused by the appreciation of the yen. However, capital investment is expanded due to the improvement of corporate earnings and private spending is increasing. Thus, the economy is expected to stop pausing and pick up again slowly.

In our electronics industry, demand for digital products, such as TVs mounted with thin flat display panels, expanded in line with special demand on the occasion of the Athens Olympic Games. However, due to price hikes of raw materials and a decline in prices of products arising from intensifying competition, manufacturers continued to be faced with a severe condition.

Under these circumstances, the Group has commenced to manufacture DVD recorders, plasma TVs and digital still cameras to increase the line of digital products. On the other hand, sales of analog products, such as VCRs and combination TV/VCRs decreased due to the contraction of the market as a whole.

Consequently, consolidated net sales amounted to ¥383,034 million (up 12.0% from the previous business year). In terms of income, consolidated operating income and consolidated ordinary income amounted to ¥33,348 million (down 8.7%) and ¥36,616 million (up 5.6%), respectively. Consolidated net income amounted to ¥25,722 million (down 2.1%).

The following are sales by product. Effective from the business year under review, the business category of "information and communication equipment" is renamed to "information equipment".

Audiovisual equipment:

While prices of digital products, specifically, plunged, sales of DVD-related products to large distributors in North America increased. Sales of projectors and LCD TVs also increased. Thus, sales of digital products increased substantially. With regard to analog

products, while sales of TVs increased, sales of VCRs and combination TV/VCRs decreased substantially due to the market contraction. Thus, net sales of audiovisual equipment amounted to ¥252,571 million (up 4.8% from the previous business year).

Information equipment:

During the business year under review, sales of ink-jet printers increased substantially due to increased orders for all-in-one (scanner/copier combination) ink-jet printers received from OEM customers. In addition, the Group newly entered the market of digital still cameras, which contributed to a sales increase. As a result, net sales of information equipment amounted to ¥100,978 million (up 46.0% from the previous business year).

Others:

Net sales of others amounted to ¥29,484 million (down 8.1% from the previous business year) as sales of parts decreased.

<Consolidated net sales by product>

Division	Net sales (million yen)	Component rate (%)
Audiovisual equipment	252,571	65.9
Information equipment	100,978	26.4
Others	29,484	7.7
Total	383,034	100.0

2. Investment in plant and equipment by the Group:

Investment in plant and equipment during the business year under review totaled ¥15,226 million, which was spent principally to build manufacturing facilities at a consignment manufacturing factory (in China) and acquire the land and building for Funai Tokyo Technology Center (in Tokyo).

3. Fund-raising by the Group:

During the business year under review, the Company raised a fund of ¥10,448 million by disposition (sale) of its own shares, which was all appropriated for working capital.

4. Changes in results of operations and assets of the Group and the Company:

(1) Changes in results of operations and assets of the Group:

Item \ Business year	50th (April 1, 2001 to March 31, 2002)	51st (April 1, 2002 to March 31, 2003)	52nd (April 1, 2003 to March 31, 2004)	53rd (April 1, 2004 to March 31, 2005)
Net sales (million yen)	236,796	331,463	342,133	383,034
Ordinary income (million yen)	22,728	33,861	34,667	36,616
Net income (million yen)	11,231	19,296	26,280	25,722
Net income per share (yen)	312.38	540.59	744.13	719.61
Total assets (million yen)	190,248	196,865	223,191	255,326
Net assets (million yen)	124,474	128,648	149,748	174,043

(Notes)

1. Net income per share is stated after calculation on the basis of the average of the total number of shares issued and outstanding during the business year.

2. Effective from the 51st business year, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4) (dated September 25, 2002, Accounting Standards Board of Japan) are applicable.

3. For the 50th business year, the balance sheet of DX ANTENNA Co., Ltd., which became a consolidated subsidiary of the Company as a result of acquisition of its shares and subscription for new shares issued to a third party, was only consolidated as the date of deemed acquisition of its shares was February 28, 2002 (the date of closing of accounts of DX ANTENNA Co., Ltd.).

(2) Changes in results of operations and assets of the Company:

Item \ Business year	50th (April 1, 2001 to March 31, 2002)	51st (April 1, 2002 to March 31, 2003)	52nd (April 1, 2003 to March 31, 2004)	53rd (April 1, 2004 to March 31, 2005)
Net sales (million yen)	232,643	280,435	304,189	353,592
Ordinary income (million yen)	10,004	15,214	16,995	20,847
Net income (million yen)	588	2,946	7,210	12,004
Net income per share (yen)	16.38	81.02	203.15	335,17
Total assets (million yen)	112,769	103,380	119,331	140,307
Net assets (million yen)	82,613	76,166	87,026	100,291

(Notes)
1. Net income per share is stated after calculation on the basis of the average of the total number of shares issued and outstanding during the business year.
2. Effective from the 51st business year, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4) (dated September 25, 2002, Accounting Standards Board of Japan) are applicable.
3. Effective from the 52nd business year, the financial statements are prepared in accordance with the provisions of the amended Regulations for the Enforcement of the Commercial Code pursuant to the "Ministerial Ordinance to Amend Part of the Regulations for the Enforcement of the Commercial Code" of Japan.

5. Future challenges to the Group:

The business environment surrounding the Group in the future is expected to remain unforeseeable for a while as the world economy is affected by rising prices of oil and other raw materials.

In our electronics industry, rapid development from analog to digital creates new user needs, while it is required to deal with new technologies actively and respond speedily to severe competition, specifically from Chinese manufacturers assuming greater prominence, and rapidly changing consumer needs, among other things.

Under these environment, the Company has clarified the action assignments of the Group and took measures during the business year under review, as described below:

(1) Aggressive development of digital products and the strengthening of the system therefor

The Group, in cooperation with Mitsubishi Electric Corporation, broke into the market of DVD recorders based on its technology nurtured by the development of DVD players and their related products in March 2004. In April 2004, the Company commenced to manufacture digital still cameras in collaboration with Eastman Kodak Company of the United States and in December 2004, entered into a comprehensive business alliance with Thomson Group, including the exclusive license of certain patents and joint development in the digital television area. For the development of digital products in the future, it has become absolutely necessary to establish optical technologies and technologies related with software development and acquire elementary technologies. Hence, the Company has exerted its efforts to strengthen its system for development. In April 2004, the Company established Funai Electric Advanced Applied Technology Research Institute Inc. for the purpose of production technology research and development through the use of advanced materials and basic theory like nanotechnology. In January 2005, the Company entered into a comprehensive industry-university cooperation agreement on research and development of digital home electronic appliances with the University of Electro-Communications.

(2) Country risk aversion

90% or more of the products of the Group are manufactured in China and Malaysia and it has been one of the management challenges to avert country risk. Hence, the Company is expanding manufacturing of large-size TVs and other audiovisual equipment at Funai (Thailand) Co., Ltd., a manufacturing subsidiary established in Thailand.

With regard to its marketing system centering on North America, the Company will expand sales in Europe and other regions.

(3) Maintenance of competitiveness

Prices have continued to plunge as the Chinese manufacturers have gained power. To maintain competitiveness of the Group, it is necessary to promote internal production, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). With the progress of digitalization, product-life cycles have become shorter strikingly and in response, the Group has been building up a speedy system for development. In addition, it is another key issue to strengthen ties with leading distributors in globally dominating positions and OEM customers.

(4) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an environment section at its head office and committed itself to environmental protection. The Company has also

focused its efforts on acquiring the approval of ISO14001, an international environment management standard. To follow its Dong Guan Plant (Guang Dong, China) that has acquired such approval, the Company acquired such approval for its Zhang Shan Plant (Guang Dong, China) in August 2004 and for its head office (Daito-shi, Osaka) in December 2004. The Company plans to acquire the approval for its major business sites in and outside of Japan.

The Company cordially seeks the continuous support and encouragement of its shareholders.

II. Outline of the Company (as of March 31, 2005)

1. Major businesses of the Group:

Section	Principal products
Audiovisual equipment	VCRs, DVD players, DVD recorders, TVs, LCD TVs, plasma TVs, projectors
Information equipment	Printers, digital steel cameras
Others	Electronic equipment related to receivers, etc.

2. Offices of the Group:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 80,000,000 shares

(2) Total number of issued shares: 36,070,396 shares

(Note) The total number of issued shares increased by 37,300 shares as a result of the exercise of stock options (for the period from April 1, 2004 to March 31, 2005).

(3) Stated capital: ¥31,118 million

(Note) The stated capital increased by ¥178 million as a result of the exercise of stock options (for the period from April 1, 2004 to March 31, 2005).

(4) Number of shareholders: 5,274 persons

(5) Statement of stock acquisition rights:

	Number of stock acquisition rights	Class and number of shares to be issued or transferred	Amount to be paid in per share upon exercise of a stock acquisition right	Exercise period
The first stock acquisition rights for shares of common stock for the year ended March 31, 2003 (issued on July 23, 2002)	3,996	399,600 shares of common stock	¥15,150	From August 1, 2004 to July 31, 2011
The first stock acquisition rights for shares of common stock for the year ended March 31, 2004 (issued on July 22, 2003)	3,785	378,500 shares of common stock	¥13,646	From August 1, 2005 to July 31, 2012
The first stock acquisition rights for shares of common stock for the year ended March 31, 2005 (issued on July 21, 2004)	3,599	359,900 shares of common stock	¥16,167	From August 1, 2006 to July 31, 2013
The second stock acquisition rights for shares of common stock for the year ended March 31, 2005 (issued on August 13, 2004)	256	25,600 shares of common stock	¥16,836	From August 1, 2006 to July 31, 2013

(Notes) 1. All of the stock acquisition rights were issued, free of charge, for the purpose of granting stock options.

2. The number of shares to be issued or transferred upon exercise of each of the stock acquisition rights is 100 shares.

3. With regard to the state of new share subscription rights granted as stock options (as provided for in the previous Article 280-19 of the Commercial Code of Japan (prior to the amendment to the Commercial Code in 2001)), please refer to the notes to the balance sheet herein.

(6) Principal shareholders:

Name	Shares in the Company held by Shareholder		Shares in Shareholder held by the Company	
	Shares (thousand shares)	Ratio of voting rights (%)	Shares (thousand shares)	Ratio of voting rights(%)
Tetsuro Funai	12,824	36.26	-	-
The Master Trust Bank of Japan, Ltd.	2,167	6.13	-	-
Japan Trustee Services Bank, Ltd.	2,078	5.88	-	-
Tetsuo Funai	1,739	4.92	-	-
Funai Information Science Promotion Foundation	1,000	2.83	-	-
Takahide Funai	581	1.64	-	-
Hero and Company	506	1.43	-	--
State Street Bank and Trust Company	502	1.42	-	-
The Chase Manhattan Bank NA London SL Omnibus Account	471	1.33	-	-
Trust & Custody Services Bank Ltd.	431	1.22	-	-

(Notes) 1. All the shares held by The Master Trust Bank of Japan, Ltd., Japan Trustee Services Bank, Ltd. and Trust & Custody Services Bank Ltd. are related with their trust business.

2. The Company, which holds 700,000 shares of treasury stock, is not included in the above-listed principal shareholders.

3. Each ratio of voting rights is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(7) Acquisition, disposition and possession by the Company of its own shares

1) Acquisition of shares:

Shares of common stock	700,525 shares
Total amount	¥8,871 million

2) Disposition of shares:

Shares of common stock	766,600 shares
Total amount	¥10,448 million

3) Forfeiture of shares: None

4) Shares of treasury stock held as of March 31, 2005

Shares of common stock	700,559 shares

5) Shares of treasury stock acquired in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation after the close of the 52nd Ordinary General Meeting of Shareholders

Shares of common stock	700,000 shares
Total amount	¥8,864 million
Reason for the acquisition	To implement its capital policy with agility in response to changes in the business conditions

4. State of employees of the Group:

Number of employees	As compared with the end of the previous business year (+ or -) (persons)
23,347	+ 2,298

(Notes) 1. The above number of employees represents persons engaged.

2. The above number of employees includes employees of the consignment manufacturing factories (19,465 employees).

5. State of business affiliations:

(1) State of major subsidiaries:

Trade name	Capital stock	Ratio of voting rights of the Company (%)	Main business
Funai Sales Co., Ltd.	¥450 million	100.0	Sale of the Company's products
DX ANTENNA Co., Ltd.	¥950 million	84.50	Manufacture and sale of electronic equipment related with receivers
Funai Corporation, Inc.	US$48.5 million	100.0	Sale of the Company's products
Funai Electric (Malaysia) Sdn.Bhd.	M$30 million	100.0	Manufacture of the Company's products
Funai Electric (HK) Ltd.	HK$115 million	100.0	Manufacture of the Company's products

(Notes) 1. Each ratio of voting rights is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

2. Funai Sales Co., Ltd. transferred its business to DX ANTENNA Co., Ltd. as of April 1, 2005.

(2) Results of business combinations:

The Company has 13 consolidated subsidiaries, including the above five major subsidiaries and two companies subject to the equity method.

On a consolidated basis, net sales totaled ¥383,034 million (up 12.0% from the previous business year), operating income totaled ¥33,348 million (down 8.7%), ordinary income totaled ¥36,616 million (up 5.6%) and net income for the year totaled ¥25,722 million (down 2.1%).

6. Principal lenders:

Nothing of significance to be reported.

7. Directors and Statutory Auditors:

Title	Name
President and Representative Director	Tetsuro Funai
Senior Managing Director	Motoaki Yasumura
Director	Akira Yokouchi
Director	Mitsuo Yonemoto
Director	Junsho Kawasaki
Director	Morihiko Tashiro
Director	Akira Miyazaki
(Full-time) Statutory Auditor	Akitaka Inoue
Statutory Auditor	Kengo Takemori
Statutory Auditor	Yasushi Ogino
Statutory Auditor	Shigemichi Asakura
Statutory Auditor	Shigeru Otsuka

(Notes)

1. Directors Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro and Akira Miyazaki are outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. Statutory Auditors Yasushi Ogino and Shigemichi Asakura are outside auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

3. The change of officers during the business year under review was as follows:

   - Assumption of office

     At the 52nd Ordinary General Meeting of Shareholders held on June 24, 2004, Messrs. Morihiko Tashiro and Akira Miyazaki were newly elected as Directors and Messrs. Akitaka Inoue, Shigemichi Asakura and Shigeru Otsuka were newly elected as Statutory

Auditors and they assumed the office.

- Retirement

Upon the close of the 52nd Ordinary General Meeting of Shareholders held on June 24, 2004, Mr. Masao Suwa retired as Senior Managing Director, Mr. Tetsuo Funai retired as Director and Mr. Masami Ueno retired as Statutory Auditor due to the expiration of the term of office. Mr. Osamu Kataoka resigned from the office of Statutory Auditor.

8. Amount of remuneration paid to the account auditors:

1)	Total amount of remuneration payable to the account auditors by the Company and its subsidiaries:	¥45 million
2)	Of the total amount set forth in item 1) above, the total amount of remuneration payable to the account auditors by the Company and its subsidiaries for services under Article 2, paragraph 1 (audit certificate services) of the Certified Public Accountant Law (1948 Law No. 103) of Japan:	¥45 million
3)	Of the total amount set forth in item 2) above, the total amount of remuneration payable by the Company to the account auditors:	¥30 million

(Note) The amount of remuneration for audits under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item 3) above includes both amounts.

9. State of stock acquisition rights issued to parties other than shareholders on specifically favorable conditions during the business year under review:

(First issuance for the year ended March 31, 2005: Resolution adopted at the meeting of the Board of Directors held on July 13, 2004)

(1)	Total number of stock acquisition rights issued:	3,599 rights (100 shares per stock acquisition right)
(2)	Class and number of shares to be issued upon exercise of stock acquisition rights:	359,900 shares of common stock of the Company
(3)	Issue price of a stock acquisition right:	Free of charge
(4)	Amount to be paid in upon exercise of a stock acquisition right:	¥16,167 per share
(5)	Period for exercising stock acquisition rights:	August 1, 2006 through July 31, 2013

(6) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights shall be governed by the rule to be established by the Board of Directors. If any person satisfying the conditions for exercising his/her stock acquisition rights does not exercise all or part of his/her rights in any given year, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

(ii) Any employee of the Company or any of its subsidiaries who has been allocated stock acquisition rights shall not be entitled to exercise his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights unless he/she has passed an internal performance evaluation for such any given year.

(iii) Before any advisor, external consultant or external researcher of the Company or any of its subsidiaries who has been allocated stock acquisition rights exercises his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights, he/she shall be required to obtain approval from the Board of Directors of the number and timing of stock acquisition rights so exercisable, based on the evaluation of his/her contribution to the Company's performance.

(iv) If any director or employee of the Company or any of its subsidiaries who has been allocated stock acquisition rights ceases to be a director, statutory auditor or employee of the Company or any of its subsidiaries or an advisor of the Company or any of its subsidiaries under an advisory contract entered into with the Company or any of its subsidiaries, as the case may be, he/she shall not be entitled to exercise the stock acquisition rights.

(v) If any advisor of the Company or any of its subsidiaries who has been allocated stock acquisition rights ceases to be an advisor under an advisory contract entered into with the Company or any of its subsidiaries, such advisor shall not be entitled to exercise the stock acquisition rights.

(vi) If any external consultant or external researcher of the Company or any of its subsidiaries who has been allocated stock acquisition rights ceases to be an external consultant or external researcher under a contract entered into with the Company or any of its subsidiaries, such external consultant or external researcher shall not be entitled to exercise the stock acquisition rights.

(vii) If any grantee of stock acquisition rights dies, an heir to the grantee may inherit his/her stock acquisition rights, subject to the terms and conditions to be stipulated in a contract set forth in item (viii) below.

(viii) Any other detailed terms and conditions shall be governed by a contract to be entered into between the Company and the relevant person who has been allocated stock acquisition rights in accordance with a resolution of the Board of Directors.

(7) Events and conditions to cancel stock acquisition rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration unless the surviving company or the 100% parent company of the Company succeed to obligations related to the stock acquisition rights.

(ii) In the event that any person who has been allocated stock acquisition rights fails to exercise his/her stock acquisition rights due to any of the terms and conditions mentioned in paragraph (6) above occurring prior to the exercise thereof, the Company may cancel his/her stock acquisition rights without consideration.

(8) Restriction on the transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(9) Content of the favorable condition:

The Company issued stock acquisition rights to the directors, employees and researchers of the Company and its subsidiaries, free of charge.

(10) Names of persons who have been allocated stock acquisition rights and the numbers thereof: (Translation omitted)

(Second issuance for the year ended March 31, 2005: Resolution adopted at the meeting of the Board of Directors held on August 5, 2004)

(1)	Total number of stock acquisition rights issued:	256 rights (100 shares per stock acquisition right)
(2)	Class and number of shares to be issued upon exercise of stock acquisition rights:	25,600 shares of common stock of the Company
(3)	Issue price of a stock acquisition right:	Free of charge
(4)	Amount to be paid in upon exercise of a stock acquisition right:	¥16,836 per share

(5) Period for exercising stock acquisition rights:

Same as resolved for the first issuance for the year ended March 31, 2005 at the meeting of the Board of Directors held on July 13, 2004

(6) Terms and conditions of the exercise of stock acquisition rights:
Same as resolved for the first issuance for the year ended March 31, 2005 at the meeting of the Board of Directors held on July 13, 2004

(7) Events and conditions to cancel stock acquisition rights:
Same as resolved for the first issuance for the year ended March 31, 2005 at the meeting of the Board of Directors held on July 13, 2004

(8) Restriction on the transfer of stock acquisition rights:
Same as resolved for the first issuance for the year ended March 31, 2005 at the meeting of the Board of Directors held on July 13, 2004

(9) Content of the favorable condition:
Same as resolved for the first issuance for the year ended March 31, 2005 at the meeting of the Board of Directors held on July 13, 2004

(10) Names of persons who have been allocated stock acquisition rights and the numbers thereof: (Translation omitted)

III. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

CONSOLIDATED BALANCE SHEETS
(as of March 31, 2005)

(million yen)

ASSETS:

Current assets:	**180,851**
Cash or hand and in banks	101,846
Trade notes and trade accounts receivable	45,520
Inventories	27,303
Deferred tax assets	2,990
Others	3,995
Allowance for doubtful accounts	(804)
Fixed assets:	**74,474**
Tangible fixed assets:	**22,406**
Buildings and structures	6,494
Machinery, equipment and motor vehicles	5,535
Tools, furniture and fixtures	5,266
Lands	5,102
Others	7
Intangible fixed assets	**7,932**
Patents	7,057
Others	874
Investments and other assets:	**44,136**
Investment securities	41,282
Long-term loans receivable	498
Deferred tax assets	422
Other investments and other assets	2,442
Allowance for doubtful accounts	(509)
TOTAL ASSETS	**255,326**

(million yen)

LIABILITIES:	
Current liabilities:	**68,098**
Trade notes and trade accounts payable	38,639
Short-term loans payable	4,011
Other accounts payable	13,277
Accrued corporation tax, etc.	8,746
Deferred tax liabilities	5
Allowance for bonuses	192
Reserve for products guarantee	275
Other current liabilities	2,951
Fixed liabilities:	**12,939**
Long-term loans payable	6,041
Deferred tax liabilities	682
Revaluated deferred tax liabilities	281
Reserve for employee retirement benefits	4,855
Allowance for officers' retirement gratuities	926
Other fixed liabilities	152
TOTAL LIABILITIES	**81,038**
Minority interests:	
Minority interests	243
SHAREHOLDERS' EQUITY:	
Capital	31,118
Additional paid-in capital	33,083
Retained earnings	125,246
Revaluation difference of other securities	5,410
Foreign exchange translation adjustment	(11,943)
Treasury stock	(8,872)
TOTAL SHAREHOLDERS' EQUITY	**174,043**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**255,326**

CONSOLIDATED STATEMENTS OF INCOME
(For the period from April 1, 2004 to March 31, 2005)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Net sales		383,034
Operating expenses		
Cost of sales	305,165	
Selling, general and administrative expenses	44,521	349,686
Operating income		**33,348**
Non-operating income and expenses		
Non-operating income:		
Interest and dividend income	1,669	
Gain on foreign exchange	1,134	
Other non-operating income	1,032	3,836
Non-operating expenses:		
Interest expenses	352	
Other non-operating expenses	215	568
Ordinary income		**36,616**
Special income and expenses		
Special income:		
Income from sale of fixed assets	734	
Other special income	527	1,262
Special expenses:		
Loss from disposition of fixed assets	198	
Valuation loss of investment securities	638	
Valuation loss of inventories	786	
Other special expenses	939	2,562
Income before tax for the year		**35,316**
Corporate, inhabitant and enterprise taxes	9,844	
Adjustment to corporate taxes, etc.	(305)	9,539
Minority interests		53
Net income for the year		**25,722**

Copy of Account Auditors' Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S AUDIT REPORT

May 9, 2005

To: The Board of Directors
Funai Electric Co., Ltd.

ChuoAoyama Audit Corporation

By Yoshiaki Ozawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Shumei Osafune (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 53rd business year from April 1, 2004 to March 31, 2005 of Funai Electric Co., Ltd. (the "Company"). Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries or consolidated subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

There is no such relation of interests between the Company and this auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 53rd business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the account auditors reports and explanations on the consolidated financial statements and conducted audits.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Company's account auditors, ChuoAoyama Audit Corporation, are proper.

May 10, 2005

The Board of Statutory Auditors
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
(Full-time) Statutory Auditor

Kengo Takemori (seal)
Statutory Auditor

Yasushi Ogino (seal)
Statutory Auditor

Shigemichi Asakura (seal)
Statutory Auditor

Shigeru Otsuka (seal)
Statutory Auditor

(Note) Statutory Auditors Yasushi Ogino and Shigemichi Asakura are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

BALANCE SHEET
(As of March 31, 2005)

ASSETS		(million yen)
Current assets:		**68,293**
Cash on hand and in banks		31,279
Trade notes receivable		784
Trade accounts receivable		30,699
Securities		528
Finished products		449
Raw materials		835
Deferred tax assets		1,748
Short-term loans receivable		150
Other current assets		1,847
Allowance for doubtful accounts		(30)
Fixed assets:		**72,014**
Tangible fixed assets:		**9,495**
Buildings		4,085
Structures		87
Machinery and equipment		93
Motor vehicles		3
Tools, furniture and fixtures		1,243
Lands		3,982
Intangible fixed assets:		**7,270**
Patents	7,057	
Software		200
Telephone rights		12
Investments and other assets:		**55,247**
Investment securities		37,961
Shares in subsidiaries' stock		13,503
Investment capital in subsidiaries' stock		409
Long-term loans receivable		4,130
Deferred tax assets		387
Other investments and other assets		1,930
Allowance for doubtful accounts		(3,075)
TOTAL ASSETS		**140,307**

LIABILITIES (million yen)

Current liabilities:	**35,142**
Trade accounts payable	18,699
Other accounts payable	6,773
Accrued corporation tax, etc.	7,829
Other current liabilities	1,840
Fixed liabilities:	**4,873**
Reserve for employee retirement benefits	3,900
Allowance for officers' retirement gratuities	926
Other fixed liabilities	46
TOTAL LIABILITIES	**40,015**

SHAREHOLDERS' EQUITY

Capital:	**31,118**
Additional paid-in capital:	**33,083**
Capital reserve	32,645
Other additional paid-in capital	438
Gain on disposition of treasury stock	438
Retained earnings:	**39,671**
Earned surplus reserve	209
Voluntary reserve	25,332
Reserve for deferred income tax on fixed assets	282
General reserve	25,050
Unappropriated retained earnings for the year	14,129
Revaluation difference of stocks	**5,289**
Treasury stock	**(8,872)**
TOTAL SHAREHOLDERS' EQUITY	**100,291**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**140,307**

STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Net sales		353,592
Operating expenses		
Cost of sales	308,436	
Selling, general and administrative expenses	26,166	334,603
Operating income		**18,989**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	501	
Gain on foreign exchange	968	
Other non-operating income	443	1,912
Non-operating expenses		
Loss on investments in partnership	37	
Other non-operating expenses	16	54
Ordinary income		**20,847**
Special income and expenses		
Special income		
Income from sale of fixed assets	713	
Transfer back of allowance for doubtful accounts	14	
Other special income	428	1,156
Special expenses		
Loss from disposition of fixed assets	123	
Amount transferred to allowance for doubtful accounts	1,145	
Valuation loss of investment securities	636	
Other special expenses	885	2,790
Income before tax for the year		**19,213**
Corporate, inhabitant and enterprise taxes	7,906	
Adjustment to corporate taxes, etc.	697	7,209
Net income for the year		**12,004**
Unappropriated retained earnings brought forward from the previous year		2,125
Unappropriated retained earnings for the year		**14,129**

Significant accounting policies:

1. Basis and method of valuation of securities:

   (1) Investment in subsidiaries' stock and affiliates' stock:

   At cost, determined by the moving average method.

   (2) Other securities:

   Those with market value:

   At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

   Those without market value:

   At cost, determined by the moving average method.

2. Basis and method of valuation of inventories:

   (1) Finished products: At cost, determined by the periodic average method.

   (2) Raw materials: At cost, determined by the first-in first-out method.

3. Method of depreciation of fixed assets:

   (1) Tangible fixed assets: Stated by the fixed rate method.

   However, with regard to the buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method has been adopted.

   (2) Intangible fixed assets: Stated by the straight-line method.

   However, depreciation of patents is made by the straight-line method based on the estimated economically usable period; and depreciation of software for use by the Company is made by the straight-line method based on the usable years (five years) within the Company.

4. Basis for providing important allowances:

   (1) Allowance for doubtful accounts:

   To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of

general credits and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations and plan assets as of the close of the business year.

Past service liability is treated as expenses, based on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such past service liability occurs.

Actuarial differences are treated as expenses from the next business year, based on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees for each business year during which such differences occur.

(Additional information)
Pursuant to the enforcement of the Defined Contribution Pension Law of Japan, the Company obtained the permission of the exemption of the future payment obligations regarding the entrusted government's portion of retirement benefit obligations to the employee pension fund from the Minister of Health, Labour and Welfare as of April 26, 2004.

The amount of refunds (minimum liability reserve) measured as of March 31, 2005 was ¥4,133 million. The estimated amount of income based on Paragraph 44-2 of the "Practical Guidelines Concerning Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Committee Report No. 13) on assumption that the amount of refunds (minimum liability reserve) was paid as of March 31, 2005 was ¥2,716 million.

(3) Allowance for officers' retirement gratuities:

To provide for the payment of retirement gratuities to officers, an amount payable at the end of the business year under the Company's internal rules is reserved. This is an allowance under the provision of Article 43 of the Regulations for the Enforcement of the Commercial Code.

5. Method of treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

6. Accounting treatment of the consumption tax:

Consumption taxes are accounted for on the tax exclusion method.

Notes to Balance Sheet:

1. Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥16,609 million
Long-term money debts due from subsidiaries:	¥3,891 million
Short-term money debts due to subsidiaries:	¥15,772 million

2. Accumulated depreciation of tangible fixed assets: ¥7,592 million

3. Important lease assets:

Computers and the peripherals are used by the Company under lease agreements.

4. Guarantee obligations: ¥7,332 million

5. New share subscription rights granted as stock options:

New share subscription rights pursuant to the previous Article 280-19 of the Commercial Code of Japan (prior to the amendment to the Commercial Code of Japan in 2001):

Date of special resolution of the General Meeting of Shareholders:	June 27, 2001
Number of new share subscription rights:	-
Class and number of shares to be issued or transferred upon exercise of new share subscription rights:	345,400 shares of common stock
Amount to be paid in upon exercise of new share subscription rights:	¥9,549 per share
Period of exercise of new share subscription rights:	From January 1, 2004 to December 31, 2010

(Note) The number of shares to be issued or transferred upon exercise of new share subscription rights means the number of new shares scheduled to be issued as determined by the special resolution, minus the number of shares already issued and the number of shares that could not be issued due to forfeiture of the rights thereto.

6. Increase in net assets as a result of valuation thereof at market prices as provided for in Article 124, item 3 of the Regulations for the Enforcement of the Commercial Code: ¥5,289 million

Notes to Statement of Income:

1. Amount of transactions with subsidiaries:

Sales amount:	¥191,113 million
Purchase amount:	¥232,492 million
Amount of transactions other than trading:	¥15 million

2. Net income per share for the year: ¥335.17

- All figures in the balance sheet, statement of income and notes above are shown by disregarding any fractions of the relevant units. Net income per share for the year is shown by rounding upward the five-thousandths of one yen or more to the nearest one-hundredth of one yen.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	14,129,742,462
Reversal of voluntary reserve:	
Reversal of reserve for deferred income tax on fixed assets	22,111,743
Total:	14,151,854,205
To be appropriated as follows:	
Dividends (¥50 per share)	1,768,491,850
Bonuses to officers	44,400,000
(Bonuses to Statutory Auditors)	(6,900,000)
Reserve for deferred income tax on fixed assets	326,150,000
General reserve	9,500,000,000
Total:	11,639,041,850
Unappropriated retained earnings carried forward	2,512,812,355

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 9, 2005

To: The Board of Directors
Funai Electric Co., Ltd.

ChuoAoyama Audit Corporation

By Yoshiaki Ozawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Shumei Osafune (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provisions of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 53rd business year of Funai Electric Co., Ltd. (the "Company"), covering the period from April 1, 2004 to March 31, 2005. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the

subsidiaries of the Company as we considered necessary.

As from the 51st business year, the Company is subjected to audits by the oversigned auditing firm pursuant to the provision of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan. Hence, of the matters stated in the business report, those related with the 50th business year are stated based on the financial statements not subjected to our audits.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting for the 51st business year and the subsequent business years) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 53rd business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, questioned the Directors about the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, required its subsidiaries to render reports on their business operations and whenever necessary, visited any of its subsidiaries to make investigation into the state of activities and property.

We also required the Company's Account Auditors to render reports and accounts and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports and made an investigation whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, ChuoAoyama Audit Corporation, are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be remarked in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

(6) That as a result of investigations into the subsidiaries, in connection with the performance by Directors of their duties, there exists nothing to be pointed out.

May 10, 2005

The Board of Statutory Auditors
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
(Full-time) Statutory Auditor

Kengo Takemori (seal)
Statutory Auditor

Yasushi Ogino (seal)
Statutory Auditor

Shigemichi Asakura (seal)
Statutory Auditor

Shigeru Otsuka (seal)
Statutory Auditor

(Note) Statutory Auditors Yasushi Ogino and Shigemichi Asakura are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

353,658 rights.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 53rd business year

The particulars of the proposition are as stated in page 36 hereof.

With regard to dividends to shareholders for the business year under review, from the perspective of giving more attention to its shareholders in the future, the Company will implement a more positive dividend policy, based on the dividend rate of 1% for shareholder's equity on a consolidated basis, while taking into consideration its operating results and business conditions. Management proposes to pay a dividend of ¥50 per share in more appreciation of our shareholders' support.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) To further strengthen corporate governance, the Company intends to apply special exceptions as a "company adopting a committee system" pursuant to the "Law for Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, it is hereby proposed that required amendment be made to the Articles of Incorporation.

(2) To allow the Directors and Corporate Officers to fully play their roles in performing their duties, it is hereby proposed that a new provision be established to exempt any Director and Corporate Officer from liabilities to the Company by resolution of the Board of Directors to the extent allowable by law and that similarly, a new provision be established to allow the Company to enter into an agreement with any external Director to limit liabilities thereof to the Company to the extent allowable by law.

(3) In accordance with the above amendment, it is hereby proposed that the Articles of Incorporation be renumbered and required amendment be made thereto.

(4) In addition, it is hereby proposed that some wording of the Articles of Incorporation be rearranged.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(To be established)	(Company adopting a committee system) Article 5. The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations (the "Special Exceptions Law") of Japan.
(Record date) Article 8. The Company shall treat the shareholders (including beneficial shareholders; the same applies hereinafter) whose names are entered or recorded in the last register of shareholders and register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant settlement of accounts. 2. In addition to the preceding paragraph, when necessity arises, the Company may temporarily fix any day as a record date, by giving prior public notice thereof, pursuant to a resolution of the Board of Directors.	(Record date) Article 9. The Company shall treat the shareholders (including beneficial shareholders; the same applies hereinafter) whose names are entered or recorded in the last register of shareholders and register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant settlement of accounts. 2. In addition to the preceding paragraph, when necessity arises, the Company may temporarily fix any day as a record date, by giving prior public notice thereof, pursuant to a resolution of the Board of Directors or a decision of the Corporate Officers as authorized by resolution of the Board of Directors.
(Transfer agent) Article 9. The Company shall have a transfer agent with respect to its shares.	(Transfer agent) Article 10. The Company shall have a transfer agent with respect to its shares.

Existing Articles of Incorporation	Proposed amendment
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors or a decision of the Corporate Officers as authorized by resolution of the Board of Directors and public notice shall be given thereof.
3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent, and not by the Company.	3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent, and not by the Company.
(Share Handling Regulations)	(Share Handling Regulations)
Article 10. The procedures relating to the shares of the Company, such as the registration of a transfer of shares and purchase of shares constituting less than one unit, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 11. The procedures relating to the shares of the Company, such as the registration of a transfer of shares and purchase of shares constituting less than one unit, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors or the Corporate Officers as authorized by resolution of the Board of Directors.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Convener and chairman)	(Convener and chairman)
Article 12. Unless otherwise provided for in laws or ordinances, a General Meeting of Shareholders shall be convened by the President in accordance with the resolution of the Board of Directors and the President shall act as chairman of such Meeting.	Article 13. Unless otherwise provided for in laws or ordinances, a General Meeting of Shareholders shall be convened by the President and CEO in accordance with the resolution of the Board of Directors and the President and CEO shall act as chairman of such Meeting.

Existing Articles of Incorporation	Proposed amendment
2. If the President is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors.	2. If the President and CEO is unable to act, one of the other Corporate Officers shall act in his place in the order previously determined by the Board of Directors.
(Minutes)	(Minutes)
Article 15. The outline proceedings and the resultant actions taken at each General Meeting of Shareholders shall be recorded in minutes and shall be kept on file after the chairman and the Directors present shall affix their names and seals thereto.	Article 16. The outline proceedings and the resultant actions taken at each General Meeting of Shareholders shall be stated or recorded in minutes and the chairman and the Directors and Corporate Officers present shall affix their names and seals or their electronic signatures thereto.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Representative Directors and Directors with specific titles)	(To be deleted)
Article 19. A Director or Directors who shall represent the Company shall be appointed by resolution of the Board of Directors.	
2. By resolution of the Board of Directors, the Company may appoint one (1) Chairman of the Board, one (1) President, one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.	
(To be established)	(Chairman of the Board)
	Article 20. By resolution of the Board of Directors, the Company may appoint one (1) Chairman of the Board.
(Convener and chairman of meetings of the Board of Directors)	(Convener and chairman of meetings of the Board of Directors)
Article 20. A meeting of the Board of Directors shall be convened and presided over by the President.	Article 21. Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman of the Board.

Existing Articles of Incorporation	Proposed amendment
(To be established)	2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, a meeting of the Board of Directors shall be convened and presided over by the Director and President and CEO.
2. If the President is unable to act, one of the other Directors shall act in his place in the order previously determined by resolution of the Board of Directors.	3. If the Director and President and CEO is unable to act, one of the other Directors shall act in his place in the order previously determined by resolution of the Board of Directors.
(Notice of meeting of the Board of Directors)	(Notice of meeting of the Board of Directors)
Article 21. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgency.	Article 22. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgency.
(To be established)	(Method of adopting resolutions of the Board of Directors) Article 23. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.
(To be established)	(Minutes of the Board of Directors) Article 24. The outline proceedings and the resultant actions taken at each meeting of the Board of Directors shall be stated or recorded in minutes and the Directors present shall affix their names and seals or their electronic signatures thereto.

Existing Articles of Incorporation	Proposed amendment
(Remuneration of Directors) Article 23. Remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders.	(Remuneration) Article 26. Remuneration of Directors shall be determined by resolution of the Compensation Committee.
(To be established)	(Indemnification of Directors and agreement with outside Director to limit the Director's liabilities) Article 27. The Company may, by resolution of the Board of Directors, exempt any Director (including any ex-Director) from liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law, to the extent allowable by law. 2. The Company may enter into an agreement with any outside Director as provided for in the proviso of Article 21-8, paragraph 4 of the Special Exceptions Law to limit liabilities as provided for in Article 21-17, paragraph 1 of the said Law to the aggregate amount as provided for in the items of paragraph 19 of Article 266 of the Commercial Code of Japan applied by Article 21-17, paragraph 5 of the said Law.
(To be established)	(Establishment and powers of Committees) Article 28. The Company shall have a Nomination Committee, Audit Committee and Compensation Committee (each, "Committee"). 2. The Directors to form each Committee shall be appointed by resolution of the Board of Directors.

Existing Articles of Incorporation	Proposed amendment
(To be established)	(Regulations of each Committee) Article 29. All matters concerning each Committee shall be governed by the Regulations of each Committee to be established by the Board of Directors, unless otherwise provided for in laws or ordinances, these Articles of Incorporation or the Regulations of the Board of Directors.
Chapter V. Statutory Auditors and Board of Statutory Auditors	(To be deleted)
(Number) Article 27. The Company shall have not less than three (3) Statutory Auditors.	(To be deleted)
(Election) Article 28. Statutory Auditors shall be elected by the General Meeting of Shareholders. 2. Resolutions for the election of Statutory Auditors mentioned in the preceding paragraph shall be adopted at a General Meeting of Shareholders at which shareholders who shall hold shares representing one-third or more of the number of voting shares out of the total number of issued shares shall be present, by a majority of the votes of the shareholders so present.	(To be deleted)
(Term of office) Article 29. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within three (3) years after their assumption of office.	(To be deleted)

Existing Articles of Incorporation	Proposed amendment
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of the retired Statutory Auditor would have expired.	
(Full-time Statutory Auditors)	(To be deleted)
Article 30. A full-time Statutory Auditor or Auditors shall be elected by the Statutory Auditors from among their number.	
(Notice of meeting of the Board of Statutory Auditors)	(To be deleted)
Article 31. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgency.	
(Regulations of the Board of Statutory Auditors)	(To be deleted)
Article 32. All matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors, unless otherwise provided for in laws or ordinances or in these Articles of Incorporation.	
(Remuneration of Statutory Auditors)	(To be deleted)
Article 33. Remuneration of Statutory Auditors shall be determined by resolution of the General Meeting of Shareholders.	

Existing Articles of Incorporation	Proposed amendment
(To be established)	**Chapter V. Corporate Officers**
(To be established)	(Number) Article 30. The Company shall have no more than three (3) Corporate Officers.
(To be established)	(Election and dismissal) Article 31. The election and dismissal of Corporate Officers shall be by resolution of the Board of Directors.
(To be established)	(Term of office) Article 32. The term of office of Corporate Officers shall expire at the close of the first meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.
(To be established)	(Representative Corporate Officers and Corporate Officers with specific titles) Article 33. The Board of Directors shall appoint one (1) or more Corporate Officers to represent the Company. 2. By resolution of the Board of Directors, the Company may appoint one (1) President and CEO, one (1) or more Executive Vice Presidents, Executive Managing Officer and Managing Officer. (Regulations of Corporate Officers) Article 34. All matters concerning Corporate Officers shall be governed by the Regulations of Corporate Officers to be established by the Board of Directors, unless otherwise provided for in laws or ordinances, these Articles of Incorporation or the Regulations of the Board of Directors.

Existing Articles of Incorporation	Proposed amendment
(To be established)	(Remuneration) Article 35. Remuneration of Corporate Officers shall be determined by resolution of the Compensation Committee. (Indemnification of Corporate Officers) Article 36. The Company may, by resolution of the Board of Directors, exempt any Corporate Officer (including any ex-Corporate Officer) from liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law, to the extent allowable by law.
Chapter VI. Accounts	**Chapter VI. Accounts**
(Business year and closing of accounts) Article 34. The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year and its accounts shall be closed on March 31 of each year.	(Business year and closing of accounts) Article 37. The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year and its accounts shall be closed on March 31 of each year.
(Dividends) Article 35. Dividends of the Company shall be paid to the shareholders or the registered pledgees appearing in the final register of shareholders as of the date of closing of accounts for each business year.	(Dividends) Article 38. Dividends of the Company shall be paid to the shareholders or the registered pledgees appearing in the final register of shareholders as of the date of closing of accounts for each business year.
(Interim dividends) Article 36. The Company may, by resolution of the Board of Directors, make cash distribution under Article 293-5 of the Commercial Code of Japan as interim dividends to the shareholders or the registered pledgees appearing in the final register of shareholders as of September 30 of each year.	(Interim dividends) Article 39. The Company may, by resolution of the Board of Directors, make cash distribution under Article 293-5 of the Commercial Code of Japan as interim dividends to the shareholders or the registered pledgees appearing in the final register of shareholders as of September 30 of each year.

Existing Articles of Incorporation	Proposed amendment
(Period of limitations on dividends, etc.) Article 38. The Company shall be relieved of the obligation to pay any dividend or interim dividend remaining unreceived upon expiration of three (3) full years from the day on which such any dividend or interim dividend became due and payable.	(Period of limitations on dividends, etc.) Article 40. The Company shall be relieved of the obligation to pay any dividend or interim dividend remaining unreceived upon expiration of three (3) full years from the day on which such any dividend or interim dividend became due and payable.

Proposition No. 3: Election of ten Directors

The term of office of all the (7) Directors currently in office will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that ten (10) Directors be elected.

The candidates for Directors are as follows:

No.	Name	Current title	Number of shares of the Company held by Candidate
1.	Tetsuro Funai	President and Representative Director of the Company	12,824,788 shares
2.	Mitsuo Yonemoto	Director of the Company	100 shares
3.	Junsho Kawasaki	Director of the Company	600 shares
4.	Morihiko Tashiro	Director of the Company	-
5.	Akira Miyazaki	Director of the Company	-
6.	Akitaka Inoue	Statutory Auditor of the Company	1,000 shares
7.	Shigemichi Asakura	Statutory Auditor of the Company	200 shares
8.	Sanya Itoh	Executive Officer of the Company	2,300 shares
9.	Yasuhira Katsuta	Advisor of the Company	-
10.	Yoshio Nakajima	Supreme Advisor of the Company	-

(Notes) 1. Candidate for Director Mr. Tetsuro Funai is concurrently serving as Representative Director of Funai Service Co., Ltd., F.G.S. Co., Ltd., Funai Entertainment Japan Co., Ltd. and Funai Europe GmbH, which have business connections with the Company, respectively.

2. There is no relation of special interest between each of the other candidates and the Company.

3. Candidates for Directors Messrs. Mitsuo Yonemoto, Junsei Kawasaki, Morihiko Tashiro, Akira Miyazaki, Shigemichi Asakura and Yasuhira Katsuta satisfy the requirement for outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 4: Issuance of stock acquisition rights to parties other than shareholders on specifically favorable conditions

It is hereby proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the Company issue stock acquisition rights to parties other than shareholders on specifically favorable conditions (2005 Stock Option Plan), as outlined below:

1. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

Directors, corporate officers, officers, employees, advisors, external consultants and external researchers of the Company and its related companies.

Any person who becomes any of such directors, employees, advisors, external consultants and external researchers of the Company and its subsidiaries on or after the close of this Ordinary General Meeting of Shareholders shall be included in the qualified grantees of stock acquisition rights.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 360,000 shares of common stock of the Company

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	×	Division/consolidation ratio

In addition, in the event that the Company enters into a merger or consolidation with another company and the stock acquisition rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another

company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the number of shares as considered necessary.

(3) Total number of stock acquisition rights to be issued:

Not exceeding 3,600 rights (Number of shares to be issued or transferred for each stock acquisition right: 100 shares. Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The amount to be paid in upon exercise of a stock acquisition right shall be an amount obtained by multiplying the paid-in amount per share to be issued or transferred upon the exercise of each stock acquisition right (the "Paid-in Amount") by the number of shares to be issued or transferred for each stock acquisition right.

The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular transactions) of the Company's shares on Osaka Securities Exchange Co., Ltd. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the stock acquisition right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the stock acquisition right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the stock acquisition right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of stock acquisition rights or exercise of rights to subscribe for new shares pursuant to the provision of Article 280-19, paragraph 1 of the Commercial Code prior to the enforcement of the Law to Amend Part of the

Commercial Code, Etc. (2001 Law No. 128)) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of shares issued and outstanding of the Company after deducting the number of shares of treasury stock of the Company and in the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Current market price before the issuance of new shares" shall be read "Current market price before the disposal".

In addition, in the event that the Company enters into a merger or consolidation with another company and the stock acquisition rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the exercise price as considered necessary.

(6) Stock acquisition right exercise period:

From August 1, 2007 to July 31, 2014; provided, however, that if the final day of such period falls on a holiday of the Company, the immediately preceding business day shall be the final day.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights shall be governed by the rule to be established by the Board of Directors. If any person satisfying the conditions for exercising his/her stock acquisition rights does not exercise all or part of his/her rights in any given year, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

(ii) Any officer or employee of the Company or any of its related companies who has been allocated stock acquisition rights shall not be entitled to exercise his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights unless he/she has passed an internal performance evaluation for such any given year.

(iii) Before any advisor, external consultant or external researcher of the Company or any of its related companies who has been allocated stock acquisition rights exercises his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights mentioned in paragraph (6) above, he/she shall be required to obtain approval from the Board of Directors of the number and timing of stock acquisition rights so exercisable, based on the evaluation of his/her contribution to the Company's performance.

(iv) If any director, corporate officer, officer or employee of the Company or any of its related companies who has been allocated stock acquisition rights ceases to be a director, corporate officer, officer, statutory auditor or employee of the Company or any of its related companies or an advisor of the Company or any of its related companies under an advisory contract entered into with the Company or any of its related companies, as the case may be, he/she shall not be entitled to exercise the stock acquisition rights.

(v) If any advisor of the Company or any of its related companies who has been allocated stock acquisition rights ceases to be an advisor under an advisory contract entered into with the Company or any of its related companies, such advisor shall not be entitled to exercise the stock acquisition rights.

(vi) If any external consultant or external researcher of the Company or any of its related companies who has been allocated stock acquisition rights ceases to be an external consultant or external researcher under a contract entered into with the Company or any of its related companies, such external consultant or external researcher shall not be entitled to exercise the stock acquisition rights.

(vii) If any person who has been allocated stock acquisition rights dies, his/her heir may succeed to the stock acquisition rights, subject to the terms and conditions to be stipulated in the contract mentioned in item (viii) below.

(viii) Any other terms and conditions shall be governed by a contract to be entered into between the Company and the relevant person who has been allocated stock acquisition rights in accordance with a resolution to be adopted at a meeting of its Board of Directors.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration unless the surviving company or the 100% parent company of the Company succeed to obligations related to the stock acquisition rights.

(ii) In the event that any person who has been allocated stock acquisition rights fails to exercise his/her stock acquisition rights due to any of the terms and conditions mentioned in paragraph (7) above occurring prior to the exercise thereof, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on the transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

2. Reason for the issuance of stock acquisition rights to parties other than shareholders on specifically favorable conditions:

To afford incentives to and raise the morale of the directors, corporate officers, officers and employees of the Company and its related companies to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, management intends to issue stock acquisition rights as stock options to the directors, corporate officers, officers and employees of the Company and its related companies, free of charge.

Additionally, as incentives to raise consciousness of the advisors and external consultants and external researchers of the Company and its related companies to participate in management, and thus to increase their contribution to higher performances, management intends to issue stock acquisition rights as stock options to the advisors and external consultants and external researchers of the Company and its related companies, free of charge.

The stock acquisition rights, which will be issued as stock options, will be issued free of charge as outlined above. The amount to be paid in upon exercise of the stock acquisition rights will be determined based on the current market price as mentioned in clause 1, paragraph (5) above.

Proposition No. 5: Granting of retirement gratuities to the retiring Directors and the retiring Statutory Auditors

It is proposed that retirement gratuities be granted to Messrs. Motoakira Yasumura and Akira Yokouchi who will retire upon expiration of the term of office as Directors at the close of this Ordinary General Meeting of Shareholders and Messrs. Akitaka Inoue, Kengo Takemori, Yasushi Ogino, Shigemichi Asakura and Shigeru Otsuka who will retire as the Company will, subject to the approval of Proposition No. 2, shift to a "company adopting a committee system" at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Compensation Committee to be established subject to the approval of Proposition No. 2.

- END -

(Excerpt translation)

June 23, 2005

NOTICE OF RESOLUTIONS OF THE 53RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 53rd Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Tetsuro Funai
President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 53rd business year (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 53rd business year by the account auditors and the Board of Statutory Auditors

2. Report on the balance sheet and statement of income for the 53rd business year (from April 1, 2004 to March 31, 2005)

3. Report on the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 53rd business year

The proposition was approved and adopted as proposed. The dividend for the year was determined as ¥50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of ten Directors

The proposition was approved and adopted as proposed. Messrs. Tetsuro Funai, Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro and Akira Miyazaki, five in all, were reelected as Directors and Messrs. Akitaka Inoue, Shigemichi Asakura, Sanya Itoh, Yasuhisa Katsuta and Yoshio Nakajima, five in all, were newly elected as Directors and each of them assumed office.

Proposition No. 4: Issuance of stock acquisition rights to parties other than shareholders on specifically favorable conditions

The proposition was approved and adopted as proposed.

Proposition No. 5: Granting of retirement gratuities to the retired Directors and retiring Statutory Auditors

The proposition was approved and adopted as proposed.

- END -

It is to be added that at the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Corporate Officer and Officers with specific titles were elected and assumed office:

President and CEO:	Tetsuro Funai
Executive Vice President:	Yoshio Nakajima
Managing Officer:	Sanya Itoh

- END -

Press Release

FUNAI

June 1, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, the President
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Toshihiko Morita, Executive Director
Administrative Division
(Tel: 81-72-870-4304)

Notice Regarding Purchase of the Company's Own Shares from the Market

(Purchase by the Company's own shares pursuant to
Article 211-3 (1) (ii) of the Commercial Code of Japan)

This is to notify that the company has purchased its shares from the market pursuant to the provisions of Article 211-3(1)(ii) of the Commercial Code of Japan as follows.

1. Purchase period	From May 12 to May 31, 2005
2. Total Number of shares purchased	255,100 shares
3. Total amount of purchase costs of shares	3,009,229,000 yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Director's meeting held on May 11, 2005

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of the shares outstanding)
(3) Total amount of purchase costs of shares	Up to 15,000,000,000 yen
(4) Period of purchase	From May 12, 2005 to March 31, 2006

2. Aggregate number of shares and purchase costs on or after the Board of Directors' meeting (May 11, 2005)

(1) Aggregate number of shares purchased	255,100 shares
(2) Aggregate amount of purchase costs of shares	3,009,229,000 yen

3. Status of the Company's own shares as of May 31, 2005

(1) Number of shares outstanding (excluding treasury stock):	35,116,337 shares
(2) Number of shares held as treasury stock:	955,659 shares

-END-

FILE NO. 82-5078

(Translation)

Press Release **FUNAI**

June 23, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Hiroyuki Hayashi
General Manager of
Investor / Public
Relations Department
(Tel: 072-870-4395)

Notice of Election of Officers

Notice is hereby given that at the meeting of the Board of Directors of Funai Electric Co., Ltd. after the close of the 53rd Ordinary General Meeting of Shareholders held today, members of the committees, President and CEO and Corporate Officers were elected as a result of the adoption of a committee system, as described below:

Description

1. Chairman and members of each Committee (as of June 23, 2005)

1)	Nomination Committee	Chairman	Tetsuro Funai
		Member	Yoshio Nakajima
		Member	Sanya Itoh
		Member	Mitsuo Yonemoto
		Member	Junsho Kawasaki
		Member	Morihiko Tashiro
		Member	Akira Miyazaki
		Member	Yasuhisa Katsuta

2)	Audit Committee	Chairman	Akitaka Inoue
		Member	Morihiko Tashiro
		Member	Shigemichi Asakura
		Member	Yasuhisa Katsuta
3)	Compensation Committee	Chairman	Tetsuro Funai
		Member	Yoshio Nakajima
		Member	Sanya Itoh
		Member	Mitsuo Yonemoto
		Member	Junsho Kawasaki
		Member	Morihiko Tashiro
		Member	Akira Miyazaki
		Member	Shigemichi Asakura
		Member	Yasuhisa Katsuta

2. Representative Corporate Officer and Corporate Officers (as of June 23, 2005):

Representative Corporate Officer	President and CEO	Tetsuro Funai *	(President and Representative Director)
Corporate Officer	Executive Vice President	Yoshio Nakajima *	(Supreme Adviser)
Corporate Officer	Managing Officer	Sanya Itoh *	(Executive Officer)

* Concurrently serving as Director; The previous office is stated in the parenthesis.

<For reference: Members of the Board of Directors after the 53rd Ordinary General Meeting of Shareholders held on June 23, 2005>

Director	Tetsuro Funai
Director	Yoshio Nakajima
Director	Sanya Itoh
Director	Akitaka Inoue
Director	Mitsuo Yonemoto *
Director	Junsho Kawasaki *
Director	Morihiko Tashiro *
Director	Akira Miyazaki *
Director	Shigemichi Asakura *
Director	Yasuhisa Katsuta *

* Outside Director

- END -

Press Release

June 28, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.
President and CEO: Tetsuro Funai
(Code number: 6839, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Public relations Contact: Hiroyuki Hayashi

Reception of Notice of Supplementary Tax Assessment Based on Application of Tax System for Dealing with Tax Havens

Funai Electric Co., Ltd. ("the Company") has today received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries in Hong Kong for the 3 fiscal years from March 2002 through March 2004 recognized as income of the Company, given that the subsidiaries in Hong Kong are deemed not to satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens. The supplementary income assessment amounts to ¥ 39.3 billion, and the additional tax payment is estimated to total ¥ 16.5 billion, including the local government taxes. In response, the Company is dissatisfied with this notice and plans to initiate an administrative protest.

Under this investigation by the Bureau, our subsidiaries in Hong Kong are marked out as companies for which the tax system for dealing with so-called tax havens applies.

The subsidiaries in Hong Kong have adopted the "processing deal method" from 1992 actively promoted by the Hong Kong authorities and the Chinese government, and from the standpoint of the Company, it is recognized that appropriate reports based on fair and open play have been made up to the present. Furthermore, there has not been any instance of being singled out for tax problems by the Bureau.

As a result, the Company views reception of this supplementary tax assessment as truly regrettable, and will continually strive to seek the understanding of the Bureau regarding the status of the Hong Kong subsidiaries and the stance of the Company.

Financial statements prior to the period ending March 2005 will not be affected by the above referenced events. In regard to the impact on current year financial results, another press release will be released once the Company determines policies based on the results of the administrative protest deliberation.

Press Release

FUNAI

July 4, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, the President
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Hiroyuki Hayashi, General Manager
Corporate Planning/Investor Relations Department
(Tel: 81-72-870-4395)

Notice Regarding Purchase of the Company's Own Shares from the Market

(Purchase by the Company's own shares pursuant to Article 211-3 (1) (ii) of the Commercial Code of Japan)

This is to notify that the company has purchased its shares from the market pursuant to the provisions of Article 211-3(1)(ii) of the Commercial Code of Japan as follows.

1. Purchase period	From June 12 to June 30, 2005
2. Total Number of shares purchased	155,100shares
3. Total amount of purchase costs of shares	1,800,958,000yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Director's meeting held on May 11, 2005

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of the shares outstanding)
(3) Total amount of purchase costs of shares	Up to 15,000,000,000 yen
(4) Period of purchase	From May 12, 2005 to March 31, 2006

2. Aggregate number of shares and purchase costs on or after the Board of Directors' meeting (May 11, 2005)

(1) Aggregate number of shares purchased	410,200shares
(2) Aggregate amount of purchase costs of shares	4,810,187,000yen

3. Status of the Company's own shares as of June 30, 2005

(1) Number of shares outstanding (excluding treasury stock):	34,961,537shares
(2) Number of shares held as treasury stock:	1,110,759shares

-END-

(Translation)

Press Release **FUNAI**

July 12, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Kazuo Uga
General Manager of Human Relationship Department
(Tel: 072-870-4303)

Notice of Stock Options (Stock Acquisition Rights)

Notice is hereby given that the President and CEO of Funai Electric Co., Ltd. (the "Company"), as authorized by resolution of its Board of Directors, determined the particulars of the issuance of stock acquisition rights to be issued as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan as approved at its 53rd Ordinary General Meeting of Shareholders, as described below.

The amount to be paid in upon exercise of a stock acquisition right and other undecided matters will be determined on July 20, 2005 on which the stock acquisition rights will be issued.

Description

1.	Date of issuance of stock acquisition rights:	July 20, 2005 (Wednesday) (expected)
2.	Total number of stock acquisition rights to be issued:	3,464 rights (100 shares per stock acquisition right)
3.	Issue price of a stock acquisition right:	Free of charge
4.	Class and number of shares to be issued upon exercise of stock acquisition rights:	346,400 shares of common stock of the Company
5.	Amount to be paid in upon exercise of stock acquisition rights:	Undecided
6.	Total amount of issue prices of shares to be issued upon exercise of stock	Undecided

acquisition rights:

7.	Period for exercising stock acquisition rights:	August 1, 2007 through July 31, 2014; provided, however that if the last day of the period for exercising stock acquisition rights falls on a holiday of the Company, it shall be the business day immediately preceding thereto.
8.	Portion of the issue price of a share to be issued upon exercise of stock acquisition rights which shall be transferred to capital:	Undecided
9.	Matter concerning the transfer of stock acquisition rights:	Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.
10.	Persons to be allocated stock acquisition rights:	Directors, corporate officers, executive officers, employees, advisers, external consultants or external researchers of the Company and its related companies, totaling 256 persons.

[For reference]

(1)	Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 11, 2005 (Wednesday)
(2)	Date of approval of the proposition at the Ordinary General Meeting of Shareholders:	June 23, 2005 (Thursday)

- END -

(Translation)

Press Release **FUNAI**

July 20, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Kazuo Uga
General Manager of
Human Relationship
Department
(Tel: 072-870-4303)

Notice of Determination of the Particulars of the Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby given that the particulars of the issuance of stock acquisition rights by Funai Electric Co., Ltd. (the "Company") as stock options which were determined by the President and CEO, as authorized by resolution of its Board of Directors, on July 12, 2005 but remained undecided were determined on the date hereof, as described below:

Description

1.	Date of issuance of stock acquisition rights:	July 20, 2005 (Wednesday)
2.	Amount to be paid in upon exercise of stock acquisition rights:	¥1,236,900 per stock acquisition right (¥12,369 per share)
3.	Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:	¥4,284,621,600
4.	Portion of the issue price of a share to be issued upon exercise of stock acquisition rights which shall be transferred to capital:	¥6,185 per share

[For reference]

(1)	Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 11, 2005 (Wednesday)
(2)	Date of approval of the proposition at the Ordinary General Meeting of Shareholders:	June 23, 2005 (Thursday)

- END -

August 4, 2005
Funai Electric Co., Ltd.

First Quarter Consolidated Financial Summary for Period Ending March 2006

	Current Year First Quarter (From April 1, 2005 To June 30, 2005)		Previous Year First Quarter (From April 1, 2004 To June 30, 2004)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	
	Million yen	%	Million yen	%	%
Net Sales	72,955	100.0	64,912	100.0	12.4
Operating Income	4,843	6.6	7,052	10.9	– 31.3
Ordinary Income	5,912	8.1	8,208	12.6	– 28.0
Quarterly Net Income Before Taxes and Other adjustments	5,973	8.2	8,253	12.7	– 27.6
Quarterly Net Income	4,346	6.0	5,044	7.8	– 13.8
Quarterly Earnings per Share (yen)	123.40		141.99		
Fully Diluted Quarterly Earnings per Share (yen)	123.15		141.16		

Notes:
1. Includes 12 consolidated subsidiaries and 2 affiliated companies accounted for by the equity method.
2. The figures above have not been audited or reviewed by a corporate auditor.
3. The net income figures for the first quarter of the current fiscal year shown above do not reflect an estimated penalty tax of 16.5 billion yen (estimated amount including incidental taxes: 19 billion yen) for corporation, enterprise and inhabitants taxes based on corrections made by the Osaka Tax Administration Bureau on June 28, 2005. Please refer to page 4 for details.

Member, Financial Accounting Standards Foundation

First Quarter Consolidated Financial Summary for Period Ending March 2006

August 4, 2005

Listed company name: Funai Electric Co., Ltd.

Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)

Inquiries:	Representative's position and name	President	Tetsuro Funai	
	Administrator's position and name	Executive Manager, Accountants' Department	Katsumi Furukawa	TEL : (072) 870−4304

1 . Items Pertaining to the Preparation of the Quarterly Financial Report

1) Adoption of simple method for accounting treatment: No

2) Changes from accounting method used in most recent consolidated fiscal year: No

3) Change in scope of consolidation and equity method: Yes
(Details)
Consolidation (New): 0 (Excluded): 1 Equity method (New): 0 (Excluded): 0

2 . Summary of First Quarter Results for the Period Ending March 2006
(April 1, 2005 - June 30, 2005)

(1) Operating Results (Consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st Quarter FY2005	72,955	12.4	4,843	−31.3	5,912	−28.0	4,346	−13.8
1st Quarter FY2004	64,912	2.4	7,052	− 5.6	8,208	10.9	5,044	23.8
(Reference) Full-year Results for FY2004	383,034	12.0	33,348	− 8.7	36,616	5.6	25,722	− 2.1

	Earnings Per Share	Fully Diluted Earnings Per Share
	Yen	Yen
1st Quarter FY2005	123. 40	123. 15
1st Quarter FY2004	141. 99	141. 16
(Reference) Full-year Results for FY2004	719. 61	716. 95

Notes:

1. The percentage figures for net sales, operating income, ordinary income and net income are a comparison against results from the same period of the previous consolidated fiscal year.
2. The net income figures for the first quarter of the current fiscal year shown above do not reflect an estimated penalty tax of 16.5 billion yen (estimated amount including incidental taxes: 19 billion yen) for corporation, enterprise and inhabitants taxes based on corrections made by the Osaka Tax Administration Bureau on June 28, 2005. Please refer to page 4 for details.

[Qualitative Information Pertaining to Consolidated Operating Results]

Despite concerns about the effects of the sharp rise in the price of crude oil, during the first quarter the global economy continued to expand as a result of growth in personal consumption in the United States which

in turn resulted from improved employment. Business conditions in China also expanded at a steady pace, reflecting growth in consumption and exports, but in the euro zone, a business slowdown was evident because of a slump in consumption.

In Japan, the economy entered a gradual recovery, supported by improved corporate earnings and the steady pace of capital investment.

In the electronics industry, growth in demand for digital-related products centered on LCD televisions and plasma televisions continued. Business conditions remained difficult, however, because of higher raw material prices caused by the sharp rise in the price of crude oil, and the drop in prices of manufactured goods accompanying more intensive competition.

Under these conditions, consolidated net sales for the Funai Electric Co., Ltd. group for the first quarter of the current consolidated fiscal year increased 12.4% from the same period of the previous consolidated fiscal year to 72,955 million yen. By device type, sales of VCR and TV/VCR combo products in the audiovisual equipment category declined, but sales of DVD-related products and LCD televisions increased. Consequently, net sales in this category of devices rose 9.4% year-on-year to 39,558 million yen.

In addition, net sales of information and communications equipment grew 20.8% from the same period of the previous consolidated fiscal year to 25,673 million yen. Sales of printers rose only marginally, but digital still cameras achieved strong growth.

In other devices, net sales of receivers and other related electronic devices edged up 3.0% year-on-year to 7,723 million yen.

In terms of earnings, operating income declined 31.3% from the same period of the previous consolidated fiscal year to 4,843 million yen, as the result of factors such as increasingly severe competition focused on digital-related products. Ordinary income fell 28.0% year-on-year to 5,912 million yen, and first quarter net income decreased 13.8% year-on-year to 4,346 million yen.

(2) Shifts in Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million yen	Million yen	%	Yen
1st Quarter FY2005	264,861	177,355	67.0	5,072. 88
1st Quarter FY2004	236,217	163,326	69.1	4,532. 27
(Reference) Full-year Results for FY2004	255,326	174,043	68.2	4,919. 43

Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at End of Period
	Million yen	Million yen	Million yen	Million yen
1st Quarter FY2005	4,316	– 2,653	32	105,199
1st Quarter FY2004	– 5,189	– 1,249	9,593	116,229
(Reference) Full-year Results for FY2004	22,018	– 32,508	– 419	101,156

[Qualitative Information Pertaining to Shifts in Consolidated Financial Position]

The financial position of Funai Electric Co., Ltd. at the end of the first quarter is discussed below.

Total assets increased by 9,535 million yen compared with the end of the previous consolidated fiscal year. This mainly reflects an increase in cash and deposits of 4,068 million yen and growth in inventories of 10,542

million yen.

Liabilities increased by 6,197 million yen compared with the end of the previous consolidated fiscal year. The main reasons were notes and accounts payables, which were 4,136 million yen higher, and short-term borrowings, which rose by 6,984 million yen.

Shareholders' equity increased by 3,311 million yen compared with the end of the previous consolidated fiscal year.

End

Reference

Consolidated Financial Forecast for Period Ending March 2006 (April 1, 2005 - March 31, 2006)

	Net Sales Forecast	Ordinary Income Forecast	Net Income Forecast
	Million yen	Million yen	Million yen
Interim	178,500	16,900	11,700
Full-Year	420,000	37,700	26,400

(Reference) Forecasted net income per share (full-year) 755.12 yen

(Notes)

1. The forecasted net income per share is calculated using the number of shares issued (after deducting the number of shares of treasury stock) at the end of the first quarter under review.
2. The net income figures for the first quarter of the current fiscal year shown above do not reflect an estimated penalty tax of 16.5 billion yen (estimated amount including incidental taxes: 19 billion yen) for corporation, enterprise and inhabitants taxes based on a determination made by the Osaka Tax Administration Bureau on June 28, 2005 that the Company's Hong Kong subsidiary does not satisfy requirements for exclusion from application of the anti-tax haven tax system. Management is currently examining carefully the affect the correction will have on the operating results for the current fiscal year, and is preparing to appeal the ruling. The Company will announce the results of these actions in a press release as soon as it has determined its policy.

[Qualitative Information Pertaining to Financial Forecasts]

The global economy in 2005 is expected to continue its positive growth trend centered on the United States, where personal consumption is growing against a backdrop of higher employment, despite uncertainty caused by the affect of crude oil prices, which remain at a high level. Given these circumstances, the operating results of the Funai Electric Co., Ltd. group are forecasted to change generally according to the Company's plans, and at this time Funai Electric Co., Ltd. will not revise the forecast numbers it announced on May 11, 2005.

NOTE: The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties. Various factors such as a change in economic conditions overseas (especially changes in the main US market and possible further revaluation of the yuan) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

Press Release

FUNAI

August 24, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st Section of the TSE/OSE)
Inquiries: Hiroyuki Hayashi, General Manager
Corporate Planning/Investor Relations Department
(Tel: 81-72-870-4395)

Objection to Supplementary Tax Assessment Based on Application of the Tax System for Dealing with Tax Havens

On June 28, 2005, Funai Electric Co., Ltd. ("the Company") received notice from the Osaka Regional Taxation Bureau of a supplementary tax assessment based on application of the tax system for dealing with tax havens. After studying this supplementary tax assessment from various viewpoints, the Company today filed its objection with the tax authorities.

The period covered by the supplementary tax assessment in question is the three fiscal years from March 2002 through March, 2004. The supplementary income assessment amounts to ¥39.3 billion, and the additional tax payment amount including the corporation tax and local government taxes is estimated to total ¥16.5 billion (¥19.0 billion including incidental taxes).

End